SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                                  (AMENDMENT NO. 2)

                      UNDER THE SECURITIES EXCHANGE ACT 1934(1)


                               SEL-LEB MARKETING, INC.
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                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     816082 30 9
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                                    (CUSIP Number)

                                  DECEMBER 31, 1998
          -----------------------------------------------------------------
                Date of Event Which Requires Filing of this Statement


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ]  Rule 13d-1(b)

               [X]  Rule 13d-1(c)

               [ ]  Rule 13d-(d)


          -------------

          1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                      Page 1 of 4 Pages

          -------------------------
          CUSIP No. 816082 30 9
          -------------------------

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          1    NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Alan Gelband
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
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          3    SEC USE ONLY

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          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
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                     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON WITH:

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                    5    SOLE VOTING POWER

                              88,500 shares
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                    6    SHARED VOTING POWER

                              1,500 shares
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                    7    SOLE DISPOSITIVE POWER

                              88,500 shares
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                    8    SHARED DISPOSITIVE POWER

                              1,500 shares
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          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    90,000 shares
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          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
               CERTAIN SHARES*                                          [ ]
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          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    8.3%
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          12   TYPE OF REPORTING PERSON*

                    IN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                      Page 2 of 4 Pages

                                     SCHEDULE 13G
                                     ------------

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Amendment No. 2 amends that certain Schedule 13G, filed for an event of September 17, 1998, as amended for an event of September 30, 1998, by Alan Gelband and Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust with respect to the common stock, par value $.01 per share ("Common Stock"), of Sel-Leb Marketing, Inc., a New York corporation ("Sel-Leb"), collectively referred to herein as the "Schedule." Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Except as otherwise expressly indicated below, the information contained in the Schedule, as amended to date, remains in effect.


          ITEM 2(a).     NAME OF PERSONS FILING:
                         ----------------------

                              Alan Gelband ("Gelband")

          ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                         ------------------------------------

                              575 Madison Avenue, 7th Floor
                              New York, New York  10022

          ITEM 2(c).     CITIZENSHIP:
                         -----------

                              U.S.A.

          ITEM 4.   OWNERSHIP.
                    ---------

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    (a)  Amount beneficially owned:  90,000 shares.*
                                                   ----------------

                    (b)  Percent of class:  8.3%.
                                          -------

                    (c)  Number of shares as to which such person has:

                         (i)   Sole power to vote or direct the vote
                               88,500 shares.
                               -------------

                         (ii) Shared power to vote or direct the vote 1,500 shares.
                               ------------

                         (iii) Sole power to dispose or direct the
                               disposition of 88,500 shares.
                                             --------------

                         (iv)  Shared power to dispose or direct the
                               disposition of 1,500 shares.
                                             -------------

               * Includes shares of Common Stock beneficially owned (i) by Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust of which Gelband is a trustee and the sole beneficiary and has sole dispositive and voting power with respect to its securities, (ii) as custodian for his minor children, (iii) by his wife and (iv) by a foundation over which Gelband has sole dispositive and voting power with respect to its securities.

               The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 1,089,091 shares of Common Stock outstanding as reported in Sel-Leb's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998.



                                      Page 3 of 4 Pages

          ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ------------------------------------------------
                    ANOTHER PERSON.
                    --------------

                    Certain persons have the right to receive dividends from, or the proceeds from the sale of, a portion of the shares of Common Stock of which Gelband is deemed the beneficial owner.


          ITEM 10.  CERTIFICATION.
                    -------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Date:  January 26, 1999


                                              /s/ Alan Gelband
                                             ------------------------------
                                                  Alan Gelband


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